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                                              Filed by iPrint Technologies, inc.
                       Filed pursuant to Rules 165 and 425 promulgated under the
                            Securities Act of 1933, as amended, and deemed filed
                                   Pursuant to Rule 14a-12 promulgated under the
                                     Securities Exchange Act of 1934, as amended

                                            Subject Company: Wood Alliance, Inc.
                      iPrint Technologies, inc.'s Exchange Act File No.: 0-29733


Contact: Sonya Chan
         Director of Communications
         iPrint Technologies, inc.
         SChan@iPrint.com
         ----------------
         650.298.8500, ext. 2581

FOR IMMEDIATE RELEASE
---------------------

               iPRINT TECHNOLOGIES RECEIVES EXTENSION FROM NASDAQ

       Proposed Combination Also Does Not Trigger Reverse Merger Concerns

(Menlo Park, CA - September 6, 2001) - iPrint Technologies, inc. (Nasdaq: IPRT), the leading online printing technology and infrastructure provider, today announced that on August 24, 2001, the company was notified by Nasdaq that iPrint has received an extension to clear minimum bid requirements. iPrint also received notice from Nasdaq that the company's proposed merger with Wood Associates would not trigger a reverse merger opinion, a decision which could have also resulted in delisting.

The extension to clear the $1 minimum bid per share listing criterion allows iPrint to retain its listing status on the Nasdaq National Market exchange until October 31st while it files and disseminates required registration documentation with the SEC that reviews the details of its upcoming merger with Wood. This documentation, discussing important details of Nasdaq's decision, was filed with the SEC on Tuesday, September 4, 2001.

About iPrint Technologies, inc.

Founded in 1996, iPrint (NASDAQ: IPRT) is the leading online printing technology and infrastructure provider. iPrint creates technology that improves the print-buying process, serving such companies as 3M, OfficeMax, Microsoft, and Intel. iPrint's technology integrates into e-procurement platforms, streamlining the cost of ordering professional printing and improving the overall ROI of e-procurement efforts. iPrint's technology also powers the award-winning, branded Web site, iPrint.com, which offers SOHO customers convenience and significant cost savings on professionally printed products. iPrint has been distinguished with the Inc./Cisco Technology Award, an "Innovation in Print" award by CAP Ventures, and named the #15 top eBusiness by InformationWeek. iPrint can be reached at http://www.iPrint.com.

(Sources: PC Data Online, Top Monthly E-Tailers Reports and Top Monthly Sites Reports; CAP Ventures, Research; BizRate.com, Customer Certified Ratings; Keynote.com, 2000.)

iPrint is a registered trademark of iPrint Technologies, inc. Other marks are property of their respective owners.

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Caution Required by Certain SEC Rules

Investors and security holders are urged to read iPrint's proxy statement/prospectus regarding the proposed merger. It contains important information about the transaction and Nasdaq's decision. iPrint and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of iPrint with respect to the transactions contemplated by the merger. Information regarding officers and directors is also included in the proxy statement/prospectus. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by iPrint with the SEC at www.freeEDGAR.com. The proxy statement/prospectus and these other documents will also be available shortly on the SEC's Web site at www.sec.gov and on iPrint's Web site. (To access this information on www.iPrint.com, click on "Investor Relations," "SEC Filings.")